UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             C&D TECHNOLOGIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    124661109
                                 (CUSIP Number)

                                 MICHAEL H. KALB
                           SUN CAPITAL SECURITIES, LLC
                       5200 TOWN CENTER CIRCLE, SUITE 470
                            BOCA RATON, FLORIDA 33486
                                 (561) 394-0550
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                -with a copy to-

                            CLIFFORD E. NEIMETH, ESQ.
                             GREENBERG TRAURIG, LLP
                              THE METLIFE BUILDING
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 801-9200

                                JANUARY 25, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        SCSF Equities, LLC                                     20-2978626
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [_]
                                                               (b) [X}
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
        NUMBER OF          7.       SOLE VOTING POWER
         SHARES                     -0-  (See Item 5)
      BENEFICIALLY      -------------------------------------------------------
       OWNED BY            8.       SHARED VOTING POWER
     EACH REPORTING                 3,123,834 (See Item 5)
        PERSON          -------------------------------------------------------
         WITH              9.       SOLE DISPOSITIVE POWER
                                    -0-  (See Item 5)
                        -------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)     [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Sun Capital Securities Offshore Fund, Ltd.             20-4202392
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [_]
                                                               (b) [X}
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
-------------------------------------------------------------------------------
        NUMBER OF          7.       SOLE VOTING POWER
         SHARES                     -0-  (See Item 5)
      BENEFICIALLY      -------------------------------------------------------
       OWNED BY            8.       SHARED VOTING POWER
     EACH REPORTING                 3,123,834 (See Item 5)
        PERSON          -------------------------------------------------------
         WITH              9.       SOLE DISPOSITIVE POWER
                                    -0-  (See Item 5)
                        -------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)     [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Sun Capital Securities Fund LP                         20-0768577
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [_]
                                                               (b) [X}
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
        NUMBER OF          7.       SOLE VOTING POWER
         SHARES                     -0-  (See Item 5)
      BENEFICIALLY      -------------------------------------------------------
       OWNED BY            8.       SHARED VOTING POWER
     EACH REPORTING                 3,123,834 (See Item 5)
        PERSON          -------------------------------------------------------
         WITH              9.       SOLE DISPOSITIVE POWER
                                    -0-  (See Item 5)
                        -------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)     [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Sun Capital Securities Advisors, LP                    20-0768517
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [_]
                                                               (b) [X}
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
        NUMBER OF          7.       SOLE VOTING POWER
         SHARES                     -0-  (See Item 5)
      BENEFICIALLY      -------------------------------------------------------
       OWNED BY            8.       SHARED VOTING POWER
     EACH REPORTING                 3,123,834 (See Item 5)
        PERSON          -------------------------------------------------------
         WITH              9.       SOLE DISPOSITIVE POWER
                                    -0-  (See Item 5)
                        -------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)     [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Sun Capital Securities, LLC                            20-0768441
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [_]
                                                               (b) [X}
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------------------------------------------------------
        NUMBER OF          7.       SOLE VOTING POWER
         SHARES                     -0-  (See Item 5)
      BENEFICIALLY      -------------------------------------------------------
       OWNED BY            8.       SHARED VOTING POWER
     EACH REPORTING                 3,123,834 (See Item 5)
        PERSON          -------------------------------------------------------
         WITH              9.       SOLE DISPOSITIVE POWER
                                    -0-  (See Item 5)
                        -------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)     [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Marc J. Leder
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [_]
                                                               (b) [X}
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
        NUMBER OF          7.       SOLE VOTING POWER
         SHARES                     -0-  (See Item 5)
      BENEFICIALLY      -------------------------------------------------------
       OWNED BY            8.       SHARED VOTING POWER
     EACH REPORTING                 3,123,834 (See Item 5)
        PERSON          -------------------------------------------------------
         WITH              9.       SOLE DISPOSITIVE POWER
                                    -0-  (See Item 5)
                        -------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)     [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 124661109
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Rodger R. Krouse
-------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [_]
                                                               (b) [X}
-------------------------------------------------------------------------------
    3.  SEC USE ONLY

-------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS (See Instructions)
        OO
-------------------------------------------------------------------------------
    5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)      [_]
-------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
        NUMBER OF          7.       SOLE VOTING POWER
         SHARES                     -0-  (See Item 5)
      BENEFICIALLY      -------------------------------------------------------
       OWNED BY            8.       SHARED VOTING POWER
     EACH REPORTING                 3,123,834 (See Item 5)
        PERSON          -------------------------------------------------------
         WITH              9.       SOLE DISPOSITIVE POWER
                                    -0-  (See Item 5)
                        -------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,123,834 (See Item 5)
-------------------------------------------------------------------------------
    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)     [_]
-------------------------------------------------------------------------------
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.2%
-------------------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON (See Instructions)
        IN
-------------------------------------------------------------------------------

         This Amendment No. 3 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger
R. Krouse (collectively, the "Reporting Persons"), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on November 7, 2006, as heretofore amended by Amendments No. 1 and 2 thereto (as heretofore and hereby amended, the "Schedule 13D"), with respect to the Common Stock, par value $0.01 per share, of C&D Technologies, Inc., a Delaware corporation (the "Issuer").

         Items 4, 5 and 7 of the Schedule 13D are hereby amended as hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

ITEM 4.      PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended to add the following:

         On January 25, 2007, representatives of the Reporting Persons submitted to the Issuer's Corporate Secretary for delivery to and consideration by the Issuer's Nominating/Corporate Governance Committee and full Board of Directors the letter filed herewith as Exhibit C, the complete text of which is incorporated in this Item 4 in its entirety.

         The Reporting Persons expressly reserve all of their rights with respect to all actions referred to under, and reconfirm all of their statements previously made in response to, Item 4 of Schedule 13D.

Item 5.      INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended to add the following:

             (a)--(b) As of the date hereof, the Reporting Persons beneficially own and have the shared power to vote and shared power of disposition over 3,123,834 shares of the Common Stock of the Issuer, or approximately 12.2% of the Issuer's outstanding Common Stock.

             (c)      Except for the transactions referenced in the
                      Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days except for the following transaction: on December 26, 2006, the Reporting Persons purchased 1,200 shares of Common Stock at $4.55 per share, increasing the total number of shares owned by the Reporting Persons to 3,123,834 shares of Common Stock. The transactions were effected through trades in the open market on the New York Stock Exchange.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following:

              Exhibit A    Joint Filing Agreement, dated January
                           26, 2007, by and among each of the
                           Reporting Persons.

              Exhibit B    Limited Power of Attorney, dated June
                           29, 2006, by and among the Reporting
                           Persons (incorporated herein by
                           reference to Exhibit C to Amendment No.
                           1 to the Schedule 13D filed by the
                           Reporting Persons with respect to the
                           Issuer on December 18, 2006).

              Exhibit C    Letter, dated January 25, 2007.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2007       SCSF EQUITIES, LLC

                               By:*
                                  ----------------------------------------
                               Name: Marc J. Leder
                               Its:     Co-CEO

                               SCSF CAPITAL SECURITIES OFFSHORE FUND, LTD.

                               By:*
                                  ----------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SCSF CAPITAL SECURITIES FUND, LP

                               By:   Sun Capital Securities Advisors, LP
                               Its:  General Partner

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:*
                                  ----------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SCSF CAPITAL SECURITIES ADVISORS, LP

                               By:   Sun Capital Securities, LLCP
                               Its:  General Partner

                               By:*
                                  ----------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SCSF CAPITAL SECURITIES, LLC

                               By:*
                                  ----------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               *
                               -------------------------------------------
                               Marc J. Leder


                               *
                               -------------------------------------------
                               Rodger R. Krouse

         The undersigned, by signing his name hereto, does sign and execute this Amendment No. 3 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: January 26, 2007             *By: /s/ Michael H. Kalb  Attorney in Fact
                                         -------------------------------------
                                             Michael H. Kalb

                                    EXHIBIT A
                       SCHEDULE 13D JOINT FILING AGREEMENT

         In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file this amendment to the Schedule 13D to which this joint filing agreement is attached, and any and all future amendments to the Schedule 13D, and have duly executed this joint filing agreement as of the date set forth below.

Dated:  January 26, 2007       SCSF EQUITIES, LLC

                               By:*
                                  ----------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SCSF CAPITAL SECURITIES OFFSHORE FUND, LTD.

                               By:*
                                  ----------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SCSF CAPITAL SECURITIES FUND, LP

                               By:   Sun Capital Securities Advisors, LP
                               Its:  General Partner

                               By:   Sun Capital Securities, LLC
                               Its:  General Partner

                               By:*
                                  ----------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SCSF CAPITAL SECURITIES ADVISORS, LP

                               By:   Sun Capital Securities, LLCP
                               Its:  General Partner

                               By:*
                                  ----------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               SCSF CAPITAL SECURITIES, LLC

                               By:*
                                  ----------------------------------------
                               Name: Marc J. Leder
                               Its:  Co-CEO

                               *
                               -------------------------------------------
                               Marc J. Leder


                               *
                               -------------------------------------------
                               Rodger R. Krouse

         The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated:  January 26, 2007         *By:  /s/ Michael H. Kalb  Attorney in Fact
                                       -------------------------------------
                                           Michael H. Kalb

                                    EXHIBIT C

                               SCSF EQUITIES, LLC
                       5200 Town Center Circle, Suite 470
                            Boca Raton, Florida 33486
                                  561-394-0550

January 25, 2007

Board of Directors
C&D Technologies, Inc.
1400 Union Meeting Road
Blue Bell, Pennsylvania 19422
Attention: James D. Dee, Corporate Secretary
---------


Ladies and Gentlemen:

As you are aware, SCSF Equities, LLC, a Delaware limited liability company ("SCSF EQUITIES"), an affiliate of Sun Capital Securities Group, LLC, a Delaware limited liability company ("SUN CAPITAL"), is the record and beneficial owner of 3,122,634 shares of common stock, $0.01 par value (the "COMMON STOCK"), of C&D Technologies, Inc., a Delaware corporation (the "COMPANY"), representing approximately 12.2% of the outstanding shares of Common Stock. Over the past year, we have developed a strong understanding of the Company's leading market position, strategic direction, competitive strengths and weaknesses, and opportunities for operating improvement. We have conducted an extensive review of the Company's publicly available filings, reports and records; we have studied all relevant analysts' reports; we have reviewed the operating and financial performance of the Company's peers; we have analyzed the Company's customer base and end-markets; and our representatives have engaged in dialogues, from time to time, with the Company's senior management team. Although the Company faces challenges and must refine its strategic direction, Sun Capital remains enthusiastic about the Company's prospects and we are highly supportive of the Company's senior management team and executive leadership capacity.

In addition to being one of the Company's largest stockholders, we have extensive experience managing industrial businesses that are "in transition". We take a long-term view when making our portfolio investment decisions, and we have substantial strategic and financial M&A and restructuring transaction experience. We believe these attributes, combined with our vast network and resources, and our proven track record, would be a substantial benefit to the Company's senior management and the Company's Board of Directors (the "BOARD"), and most importantly, a substantial benefit to all of the Company's stockholders -- who have suffered a serious erosion in investment value over the past three years.

In our opinion, the Board faces several critical path issues at this time. The successful resolution of these matters will have a material impact on stockholder value. We appreciate the Company's overall operating strategy and believe that we can be very instrumental in assisting management and the Board with its execution and further refinement of that strategy. Specifically, we are prepared to work closely with management and the Board to (a) optimize the Company's manufacturing footprint, (b) enhance the Company's capital structure,
(c) identify viable
acquisition candidates to supplement the Company's organic growth, (d) restructure or divest the Company's power electronics business and (e) reduce the Company's raw materials costs. Sun Capital is willing and able to provide invaluable leadership, strategic creativity and prompt execution in all of these areas.

Since our initial investment in June 2006, we have strived to develop and build a non-intrusive, yet constructive, relationship with the Company's senior management team and the Board. As you may know, we offered to provide the Company with liquidity and capital resources on commercially favorable terms prior to the Company's public announcement that it consummated its private placement of 20-year 5.5% Convertible Senior Notes ("Notes"), which are currently trading at more than 20% above par. Furthermore, Sun Capital spent considerable time performing due diligence on a potential strategic acquisition for the Company and offered its assistance to help management arrange a new senior credit facility.

While we believe we have built a solid relationship with you -- one based on mutual respect -- we regret that our recent attempts to discuss matters of Board composition have not resulted in an invitation from the Company to participate in a transparent and collaborative process with the Nominating/Corporate Governance Committee. We can appreciate that it was difficult to dedicate the necessary time and attention to meeting with us because of the distractions of the recent holiday season and the substantial work commitments of the Board and senior management at this time as C&D's fiscal year-end approaches.

Accordingly, we hereby reiterate our strong desire to actively and meaningfully participate and consult with the Nominating/Corporate Governance Committee and the full Board in the Company's director selection, review and nomination process in connection with the 2007 Annual Meeting of Stockholders, including the identification, evaluation, selection and nomination of highly qualified director candidates, which may include the submission of our recommendation of candidates for Company nomination and election to the Board.

We hope to have a meaningful and constructive discussion with the Board relating to the foregoing as soon as possible in view of the impending stockholder advance nomination deadline of February 2, 2007.

We look forward to your prompt response and to continuing our collective efforts.

Kind Regards,

/s/ Michael H. Kalb

Michael H. Kalb
Managing Director


cc:  Mr. William Harral, III, Chairman
Mr. John A. Shober, Chairman of Nominating/Corporate Governance Committee